Exhibit 99.1

SINGAPORE (August 29, 2024) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “The Company”) today held its Annual General Meeting of Shareholders.

There were 30,893,300 ordinary shares in issue as at the date of the AGM. In accordance with the constitution of the Company, two members present or represented at the AGM constitutes a quorum. We confirm that a quorum was present at the AGM.

Shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated August 13, 2024. All resolutions were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

		For (1)	Against(1)	Abstentions(1)
		Number of	Number of	Number of	Shares
Resolution number and details		shares	shares	shares	Voted
Routine Business		%	%	%	%(2)
1.	To receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended February 29, 2024.	24,189,220 100.00	31 0.00	0 0.0	78.30
2.	To re-appoint Mr TMA Leong, who retires pursuant to Regulation 89 of the Constitution of the Company, as Director of the Company	24,186,778 99.99	31 0.00	2,442 0.01	78.30
3.	To approve the remuneration of Non-executive Directors of the Company from time to time during the year ending February 28, 2025 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) Chairman’s/Lead Independent Directors’ fee of SGD62,500; (ii) Director’s fee of SGD42,000; (iii) Audit Committee Chairman’s fee of SGD31,000; (iv) Compensation Committee Chairman’s fee of SGD17,000; (v) Audit Committee member’s fee of SGD20,500; and (vi) Compensation Committee member’s fee of SGD11,500.	24,189,135 100.00	104 0.00	12 0.00	78.30
4.	To appoint Deloitte & Touche LLP (located in Singapore) and Deloitte & Touche (located in South Africa) as the auditors of the Company for the financial year ending February 28, 2025 and to empower the Directors to fix the auditors’ remuneration in their absolute discretion.	24,100,378 99.63	88,872 0.37	559 0.00	78.30

Special business
5.	To authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company.	23,483,511 97.08	706,040 2.92	258 0.00	78.30
6.	To authorize the Directors to issue and allot shares.	24,101,398 99.64	65,882 0.27	22,529 0.09	78.30

Notes:

(1)	The calculation of the percentage of votes cast in favour of, or against, the resolution includes abstained votes.

(2)	Shares Voted is calculated as all the votes cast for, against, or abstained as applicable, divided by the total eligible votes.

For more information, visit www.karooooo.com.

Investor Relations Contact: IR@karooooo.com.